NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 17, 2024

Doris Stacey Gama

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Life Sciences Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 5, 2024
File No. 024-12430

Dear Ms. Gama:

This is in response to the letter of comment of the Staff dated June 17, 2024, relating to the captioned Offering Statement on Form 1-A of CBD Life Sciences, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A filed June 5, 2024

Cover Page

1.	We note your disclosure that you will offer shares at a fixed price; however, we also note your inclusion of a price range. Please revise your disclosure to clearly include either a fixed price or a bona fide price range in reliance on Rule 253(b). See Items 1(e) and 1(j) of Part II of Form 1-A.

In response to such comment, the following parenthetical has been inserted following each price range recitation: “(price to be fixed by post-qualification amendment).”

Offering Circular Summary, page 2

2.	We note your response to our prior comment 7; however, your disclosure continues to reference a "specialized" extraction process on page 2. Please either explain the use of the term "specialized" in this context or remove the reference as you have done elsewhere.

Please be advised that the term “specialized” has been removed from the disclosure, in response to such comment.

General

3.	Please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.

Please be advised that the Company’s Offering Statement will be approved in the State of Colorado, upon qualification by the Commission.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: CBD Life Sciences, Inc.

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